RMR ASIA REAL ESTATE FUND

AMENDMENT NO. 1 TO AGREEMENT AND DECLARATION OF TRUST

      AMENDMENT NO. 1, dated as of January 24, 2008 to the
Agreement and Declaration of Trust of the RMR Asia Real
Estate Fund dated as of  January 18, 2007.
      Article IV, Section 1 of the Trusts Agreement and
Declaration of Trust is replaced in its entirety with the following text:

Section 1.	Number and Classes of Trustees and Term
of Office. The Trustees who are signatories to this Declaration on the date hereof, and such other persons as the Trustee or Trustees then in office shall (prior to any sale of Shares pursuant to a public offering) elect, shall serve until the first meeting of Shareholders at which Trustees of his or her Class (as defined below) are elected and until his or her successor is elected and qualified, or until he or she sooner dies, resigns, retires, or is disqualified or removed from office. Subject to the voting powers of one or more classes or series of Shares as set forth in the Bylaws, the number of Trustees shall be such number as shall be fixed from time to time by the Trustees; provided, however, that the number of Trustees shall in no event be less than three (3) from and after the date when Shares are first sold pursuant to a public offering.
      An initial annual meeting of Shareholders or special meeting in lieu thereof shall be called to be held not more than eighteen months after Shares are first sold pursuant to a public offering; subsequent annual meetings of Shareholders or special meetings in lieu thereof (each an annual meeting) shall be held as specified in the Bylaws. Prior to any sale of Shares pursuant to a public offering, the Trustees shall be classified, with respect to the time for which they severally hold office, into the following three classes (each a Class): Class I, whose term expires at the initial annual meeting; Class II, whose term expires at the next succeeding annual meeting after the initial annual meeting; and Class III, whose term expires at the second succeeding annual meeting after the initial annual meeting. Each Class shall consist of at least one Trustee. At each annual meeting beginning with the initial annual meeting, the successors of the Class of Trustees whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of their election, with each Trustee holding office until the expiration of the term of the relevant Class and the election and qualification of his or her successor, or until he or she sooner dies, resigns, retires, or is disqualified or removed from office.
      The Trustees shall assign by resolution Trustees to each of the three Classes. The Trustees also may determine by resolution those Trustees in each Class that shall be elected by Shareholders of a particular class or series of Shares. If the number of Trustees is changed, any increase or decrease shall be apportioned among the Classes by resolution of the Trustees. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his or her term unless the Trustee is specifically removed pursuant to Section 2 of this Article IV at the time of the decrease. Except as provided in this Section 1 or Section 2 of this Article IV, Trustees shall be elected only at an annual meeting of Shareholders.
      IN WITNESS WHEREOF, RMR Asia Real Estate Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR ASIA REAL ESTATE FUND
By: /s/ Adam D. Portnoy
Adam D. Portnoy
President